UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
001-16857
(Commission File Number)
HORIZON OFFSHORE, INC.
(Exact name of registrant as specified in its charter)
2500 CityWest Boulevard, Suite 2200
Houston, Texas 77042
(713) 361-2600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common stock, par value $0.00001 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) or designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: one (1)
     Pursuant to the requirements of the Securities Exchange Act of 1934, Cal Dive Marine Construction, LLC (f/k/a Cal Dive Acquisition, LLC), Horizon Offshore, Inc.’s successor by merger, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Cal Dive Marine Construction, LLC (as successor to Horizon Offshore, Inc.)
Date: December 11, 2007	By:	/s/ G. Kregg Lunsford
G. Kregg Lunsford
Vice President and Treasurer